United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Material Fact

Vale updates on dam decharacterization plan

Rio de Janeiro, February 11th, 2020 – Vale S.A. (“Vale”) informs on the updates of its dam decharacterization plan.

One of the key milestones to reduce the risk level at the company is the decharacterization of the upstream structures, a process that will continue over the next years. The first decharacterized dam, 8B, was completed in December 2019; the second one, Fernandinho dam, will be concluded in 2020.

Vale has also completed the construction of the containment structure for Sul Superior Dam in the city of Barão de Cocais, while the containment structures for B3/B4 and Forquilhas dams will be concluded in 1H20, increasing the safety conditions in the areas downstream from the dams and allowing the decharacterization work at these sites to start thereafter.

The progress of the decharacterization works has provided more precise inputs to the engineering requirements, and, based on these new specifications, the provision for the decharacterization of the nine upstream dams, whose construction is similar to the Dam I construction method, will be decreased by US$ 447 million.

Some of Vale's dams have smaller internal dikes that were built using the upstream construction method and that will also be decharacterized. Updated information regarding the structures allowed for a more complete engineering plan and accordingly Vale is provisioning additional US$ 315 million to the amount recognized in 2Q19.

Following the Dam I rupture, Vale has initiated an in-depth technical analysis of the history and current condition of all its dams. These studies, called “As-Is”, are expected to be concluded by June 2020 and pay special attention to those structures whose original projects do not retain the necessary completeness and precision of data as required by Ordinance nº 70.389/17 DNPM, mostly older structures incorporated by Vale in former acquisitions.

The results of the “As-Is” analysis and technical studies conducted by Vale, such as the September/2019 Regular Safety Inspection, led the Brazilian National Mining Agency (ANM) to reclassify the raising method of Doutor and Campo Grande dams from center line to the upstream construction method, and Vale to include them in the decharacterization plan. Vale reinforces that the information was duly filed with ANM in September 2019 and publicly disclosed through Vale’s website.

As the publication of Resolution ANM 13/19, dated August 2019, has created the same legal obligations as upstream dams for drained stack structures, three of the latter were also included in the list for decharacterization.

Consequently, Vale will provision US$ 716 million for the decharacterization plan of Doutor and Campo Grande dams and the three drained stacks structures, for which no amount was recognized previously.

Material Fact

Considering the above-mentioned amounts and the addition of US$ 87 million of other provision adjustments, related to structures located nearby Córrego do Feijão, the net effect on the dam decharacterization provision is of US$ 671 million, and its disclosure is expected in the 4Q19 earnings report, which will be released on February 20, 2020.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 11, 2020		Director of Investor Relations